VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Gus Rodriguez
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

November 30, 2022

Re:	Alpha Metallurgical Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 7, 2022
File No. 001-38735

Dear Mr. Coleman and Mr. Rodriguez,

Below please find our response to the comments set forth in a letter dated November 28, 2022 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Metallurgical Resources, Inc. and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comments verbatim from the Letter and have supplied our responses immediately thereafter.

Form 10-K for the year ended December 31, 2021

Item 1. Business, page 8

1.
We note your response to comment 1. Please revise subsequent filings to include a map of all properties, as required under Item 1303 (b)(1) of Regulation S-K. While relying on Item 1303 (b)(2)(iii) of Regulation S-K with respect to your summary disclosure please include a general description of the two properties including production data.

Response:

As requested, in future filings the Company will update its map to include all properties. In addition, the Company will provide a general description and production data for the two immaterial properties.

If you have any questions with respect to this response or require additional information, please do not hesitate to contact me at 423-573-0366.

Very truly yours,

/s/ J. Todd Munsey
J. Todd Munsey
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Via E-mail:
cc:	Roger L. Nicholson, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, Alpha Metallurgical Resources, Inc.

Phyllis Deiso, RSM US LLP

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